UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-effective Amendment No. 1 to

FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(b)

OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

(Exact name of registrant as specified in its charter)

Iowa	20-4195009
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)

2108 140th Avenue, P.O. Box 21

Algona, IA 50511

(Address of principal executive offices)

(515) 395-8888

(Registrant’s Telephone Number)

Securities to be registered pursuant to Section  12(b) of the Act: None.

Securities to be registered pursuant to Section  12(g) of the Act:

Limited Liability Company Membership Units

PART III

ITEM 1.	INDEX TO EXHIBITS

The following exhibits are filed as part of this report:

3.1	Articles of Organization of East Fork Biodiesel, LLC dated January 5, 2006, as amended on January 27, 2006

3.2	Operating Agreement of East Fork Biodiesel, LLC dated January 26, 2006, as amended effective May 4, 2006

10.1	Master Loan Agreement between Farm Credit Services of America, FLCA and East Fork Biodiesel, LLC dated January 30, 2007

10.2	Administrative Agency Agreement between Farm Credit Services of America, FLCA and East Fork Biodiesel, LLC dated January 30, 2007

10.3	Construction and Revolving Term Loan Supplement between Farm Credit Services of America, FLCA and East Fork Biodiesel, LLC dated January 30, 2007

10.4	Construction and Term Loan Supplement between Farm Credit Services of America, FLCA and East Fork Biodiesel, LLC dated January 30, 2007

10.5	Management and Operational Services Agreement between Renewable Energy Group, LLC and East Fork Biodiesel, LLC dated September 26, 2006

10.6	Design-Build Agreement between East Fork Biodiesel, LLC and REG Construction Services, LLC dated October 10, 2006

10.7	Firm Throughput Service Agreement between Northern Natural Gas Company and East Fork Biodiesel, LLC dated September 11, 2006, as amended of even date

10.8	East Fork Biodiesel, LLC 2007 Unit Appreciation Agreement dated September 17, 2007

10.9

Board of Directors Nonqualified Deferred Compensation Plan Adoption Agreement of East Fork Biodiesel, LLC dated September 17, 2007 and Lane & Waterman LLP Prototype Nonqualified Deferred Compensation Plan Basic Plan Document

10.10	Contract between East Fork Biodiesel, LLC and Allen Kramer dated January 11, 2007

10.11	Contract between East Fork Biodiesel, LLC and Dan Muller dated January 11, 2007

16	Letter on Change in Certifying Accountant from Christianson & Associates, PLLP dated January 24, 2008

24	Power of Attorney

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Pre-effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST FORK BIODIESEL, LLC

Date: January 29, 2008	By:
Kenneth M. Clark, President

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